UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares (represented by American Depositary Shares), par value of $0.0001 per share

(Title of Class of Securities)

528877 103

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons Apoletto Asia Ltd
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 3 of 8 Pages

1.	Names of Reporting Persons Apoletto Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 446,410
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 446,410
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,410
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on a total of 258,690,272 Class A ordinary shares of the Issuer outstanding as of December 31, 2019, as provided by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 4 of 8 Pages

1.	Names of Reporting Persons Newton (PTC) Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 446,410
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 446,410
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,410
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on a total of 258,690,272 Class A ordinary shares of the Issuer outstanding as of December 31, 2019, as provided by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.	Issuer

(a)	Name of Issuer: LexinFintech Holdings Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

27/F, CES Tower, No. 3099 Keyuan South Road

Nanshan District, Shenzhen, 518052

People’s Republic of China

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(i)	Apoletto Asia Ltd

Address: IFS Court, Twenty Eight, Cyber City, Ebene, Mauritius

Citizenship: Mauritius

(ii)	Apoletto Limited

Address: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Citizenship: British Virgin Islands

(iii)	Newton (PTC) Limited

Address: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Citizenship: British Virgin Islands

(d)	Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A share. Class A ordinary shares are not convertible into Class B shares.

(e)	CUSIP No.: 528877 103

CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 6 of 8 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Apoletto Asia Ltd:

(a)	Amount Beneficially Owned: 0 Class A Ordinary Shares (1)

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Apoletto Limited:

(a)	Amount Beneficially Owned: 446,410 Class A Ordinary Shares (2)

(b)	Percent of Class: 0.2% (3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 446,410 (2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 446,410 (2)

(iv)	Shared power to dispose or to direct the disposition of: 0

Newton (PTC) Limited:

(a)	Amount Beneficially Owned: 446,410 Class A Ordinary Shares (4)

(b)	Percent of Class: 0.2% (5)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 446,410 (4)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 446,410 (4)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Apoletto Asia Ltd directly holds zero (0) Class A ordinary shares.

(2)

Apoletto Limited directly holds 223,205 ADSs, representing 446,410 Class A ordinary shares. Apoletto Limited is beneficially owned and controlled by Newton (PTC) Limited. Newton (PTC) Limited disclaims beneficial ownership of the shares directly held by Apoletto Limited.

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 7 of 8 Pages

(3)	This percentage is calculated based on a total of 258,690,272 Class A ordinary shares of the Issuer outstanding as of December 31, 2019, as provided by the Issuer.

(4)	The 446,410 Class A ordinary shares beneficially owned by Newton (PTC) Limited consists of 223,205 ADSs directly held by Apoletto Limited, convertible to 446,410 Class A ordinary shares.

(5)	This percentage is calculated based on a total of 258,690,272 Class A ordinary shares of the Issuer outstanding as of December 31, 2019, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 528877 103	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

APOLETTO ASIA LTD

By:	/s/ Soraj Bissoonauth
Name: Soraj Bissoonauth
Title: Director

APOLETTO LIMITED

By:	/s/ David Muir
Name: David Muir
Title: Director

NEWTON (PTC) LIMITED

By:	/s/ Anastasia Stavrou
Name: Anastasia Stavrou
Title: Director